PMU News Release #12-04 TSX: PMU OTCQX: PFRMF June 4, 2012

World Bank Tribunal Allows Pacific Rim Subsidiary to Continue to Final Phase in
Arbitration Case against El Salvador:
Official Decision Supports Pacific Rim's Rights to Claim Damages

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces that the investment dispute of its US subsidiary PacRim Cayman, LLC (“PacRim”) with the Government of El Salvador (“GOES”) will proceed to the final phase of the arbitration case. A Tribunal at the International Centre for Settlement of Investment Disputes (“ICSID”) has issued its ruling on "jurisdictional" objections filed by the GOES and decided that the case will proceed under El Salvador’s Foreign Investment Law (the “Investment Law”).

In this final phase of the arbitration, the merits of PacRim's claims will finally be addressed. The Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

The Tribunal determined ICSID (at the World Bank) has jurisdiction and will hear PacRim’s claims under the Salvadoran Investment Law, but not under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”). Accordingly, the arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this claim at its headquarters in Washington, DC. ICSID’s complete ruling is available at http://icsid.worldbank.org/ICSID/Index.jsp.

Through its jurisdictional objections, El Salvador had sought to terminate the arbitration. As it did in August 2010 in its ruling on the GOES’s preliminary objections, for the second time the Tribunal thought otherwise and ruled against El Salvador. In its decision, the Tribunal rejected the GOES’s allegations that ICSID does not have jurisdiction over PacRim’s claims under the Investment Law. The Tribunal also rejected most of the GOES’s objections to the Tribunal's CAFTA jurisdiction (including rejecting the GOES’s assertion that the case constituted an “abuse of process”). However, while ruling that PacRim is in fact a US company and is part of a group of companies that has substantial business activities in the United States, the Tribunal concluded that the specific subsidiary that filed the claim does not have sufficiently “substantial” business activities in the US to allow the investment protections under CAFTA.

PacRim and its legal counsel will immediately begin to prepare for the final phase of the arbitration. The Company will be exploring various alternative financing opportunities, now more available, to help minimize dilution to its current share structure. In this regard the Company has received encouraging feedback from potential sources of non-equity financing.

“We look forward to proceeding to the final portion of the arbitration case to recover the value of the El Dorado asset,” states Tom Shrake, President and CEO. “We are very confident in the merits of this case. The fact that it will proceed under the Investment Law alone rather than under both sets of investment protections has no impact on the case. What is relevant is the fact that we will continue to protect our company’s rights with ICSID, at the World Bank. It is our hope the Government of El Salvador will put an end to this dispute and put her people and our industry back to work. Every mining concession in El Salvador has been expropriated, resulting in the loss of jobs, tax revenues and stability, as well as El Salvador’s standing in the foreign investment community.”

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

According to Arif Ali, head of international arbitration at Weil, Gotshal & Manges and counsel for PacRim in the arbitration, "we're extremely pleased that our strategy of pursuing PacRim's rights under both CAFTA and the Salvadoran Investment Law paid off. Although the Tribunal decided not to assert jurisdiction over PacRim’s CAFTA claims, it said nothing about the validity of those claims or the Company's rights. In fact, it affirmed the Company's rights to pursue its claims under the Salvadoran Investment Law, which contains numerous investment protections that are very similar to those found in CAFTA."

Pac Rim is also represented in the dispute by Crowell and Moring LLP, and R. Timothy McCrum, a partner in the law firm's Environmental and Natural Resources Group, who added, "It is a great development that the Tribunal has confirmed its jurisdiction over El Salvador under the ICSID Convention. The final phase of the case will now reveal that there is no genuine environmental controversy here, but simply a politically motivated effort to expropriate this gold resource discovered by extensive mineral exploration drilling at enormous expense."

The El Dorado Mine, as designed and submitted to the Salvadoran authorities eight years ago, would set new precedents for environmental protection in all of the Americas and exceeds current Canadian and US environmental standards. Preservation of water quality and quantity is a key component the industry-leading El Dorado mine design. Water for ore processing is to be collected in a reservoir in the subtropical ecosystem and not drawn from local water supplies. The water used by the operation will be extensively recycled and any water discharged from the reservoir will be processed by a water treatment plant. Water leaving the reservoir will be significantly cleaner than it was when it arrived on site and will provide a clean water source for local villages.

Had the GOES followed their laws, the El Dorado Mine would be in operation today, employing thousands. The Company would be the single greatest taxpayer in El Salvador. The tremendous gold potential of El Salvador would be further advanced and by this time, other operations would be under development.

The Company owns, or has negotiated rights to work on all surface lands needed by the operation. The Company has met or exceeded all the legal requirements necessary for a mining permit according to El Salvador’s mining, environmental and foreign investment laws.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information
This news release contains forward-looking statements that are subject to a variety of risks and uncertainties, any of which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to the outcome of these legal proceedings; risks related to financing; risks related to development of mining operations in El Salvador and the economic impact of those operations; environmental risks; and other risks and uncertainties related to the Company’s prospects, properties and business detailed in the Company’s most recent quarterly and annual report and AIF filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com